Delisting Determination, The Nasdaq Stock Market, LLC, December 27, 2023, Athersys, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Athersys, Inc, effective at the opening of the trading session on January 8, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2). The Company was notified of the Staff determination on April 13, 2023. On April 15, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815.
A Panel hearing was held on May 18, 2023. On June 26, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. On September 8, 2023, the Panel amendeded its June 26th decision granting the Company an extension to regain continued listing compliance. Based on the Company failure to meet the terms of the exception, on October 16, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on October 18, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on November 30, 2023.